UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SIGILON THERAPEUTICS, INC.

(Name of Subject Company)

SIGILON THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

82657L206

(CUSIP Number of Class of Securities)

Rogerio Vivaldi Coelho, MD

President and Chief Executive Officer

Sigilon Therapeutics, Inc.

100 Binney Street

Suite 600

Cambridge, Massachusetts 02142

(617) 336-7540

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Zachary Blume Marc Rubenstein Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199-3600 Telephone: (617) 951-7000	Matthew Kowalsky Chief of Staff and Chief Legal and Administrative Officer Sigilon Therapeutics, Inc. 100 Binney Street Suite 600 Cambridge, Massachusetts 02142 (617) 336-7540

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 13, 2023 (as it may be further amended and supplemented from time to time, the “Schedule 14D-9”) and relates to the offer by Shenandoah Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sigilon Therapeutics, Inc., a Delaware corporation (the “Company” or “Sigilon”).

Three complaints have been filed by purported stockholders of Sigilon alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading:

•

On July 20, 2023, a purported stockholder named Nathan Smith filed a complaint against Sigilon and members of the Company Board in the United States District Court for the District of Delaware, captioned Smith v. Sigilon Therapeutics, Inc., et al., Case No. 1:99-mc-09999 (D. Del.).

•

On July 21, 2023, another purported stockholder of Sigilon named Brian Dixon filed a complaint against Sigilon and members of the Company Board in the United States District Court for the District of Delaware, captioned Dixon v. Sigilon Therapeutics, Inc., et al., Case No. 1:2023cv00788 (D. Del.).

•

On July 21, 2023, another purported stockholder of Sigilon named Donald Mammoser filed a complaint against Sigilon and members of the Company Board in the United States District Court for the Southern District of New York, captioned Mammoser v. Sigilon Therapeutics, Inc., et al., Case No. 1:23-cv-06353 (S.D.N.Y.).

The three complaints filed in the above-referenced actions allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. Those complaints allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. We refer to the above-referenced actions collectively as the “Tender Offer Litigation.”

As of August 1, 2023, Sigilon has also received 10 stockholder demand letters (the “Demand Letters”), which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed, and one books and records demand letter, which generally seeks information in connection with a purported stockholder’s investigation of events relevant to the Offer and the adequacy of the disclosures made in the Schedule 14D-9.

Sigilon believes the allegations and claims asserted in the Tender Offer Litigation and the Demand Letters are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer Litigation, and without admitting any liability or wrongdoing, Sigilon is hereby voluntarily amending and supplementing the Schedule 14D-9 as set forth in this Amendment. Sigilon denies that it has violated any laws or that Sigilon or any member of the Company Board breached any duties to Sigilon’s stockholders. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The following supplemental disclosures will not affect the consideration to be received by stockholders of Sigilon in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. Eastern Time, on August 9, 2023 unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

The bold and underlined language is added to the fourth full paragraph on page 18 of the Schedule 14D-9 in the “Background and Reasons for the Company Board’s Recommendation” section:

On August 11, 2022, the Company and Party A signed a mutual confidentiality agreement, which contained a “Don’t Ask, Don’t Waive” standstill provision. During the remainder of the month of August 2022 and in early September 2022, Party A and its advisors spoke regularly with the Company regarding the Party A Proposal and related diligence questions.

The bold and underlined language is added as a new standalone sentence after the first full paragraph on page 34 of the Schedule 14D-9 in the “Opinion of the Financial Advisor to the Company Board” section:

Canaccord did not provide a fairness opinion to the Company Board in connection with the Transactions.

The bold and underlined language is added to the first full paragraph on page 35 of the Schedule 14D-9 in the “Opinion of the Financial Advisor to the Company Board” section:

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Sigilon or concerning the solvency or fair value of Sigilon, and Lazard was not furnished with any such valuation or appraisal. Sigilon advised Lazard that the Forecasts, which are defined and summarized in Item 4 under the heading “Certain Company Management Forecasts”, represented the best available estimates and judgments as to the future financial performance of Sigilon. Accordingly, for purposes of Lazard’s analyses in connection with its opinion, Sigilon directed Lazard to utilize such financial forecasts, which Lazard assumed, with the consent of Sigilon, were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of Sigilon. Further, Management advised Lazard that the wind-down forecasts, including the underlying assumptions as to the recovery rate of Sigilon’s assets and liabilities, its contractual obligations (including contractual employment expenses, lease break expenses, and other contractual obligations) and estimated wind-down charges, were reasonably prepared based on the available estimates and judgments as to matters covered thereby. Lazard relied, with the consent of Sigilon, on the assessments of Sigilon as to the validity of, and risks associated with, the product candidates of Sigilon (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). In particular, Lazard assumed, at Sigilon’s direction, with respect to each milestone set forth in the CVR Agreement, that the First Dosing Milestone has an 85% chance of being achieved, that the First Registration Purposes Dosing Milestone has a 23.1% chance of being achieved and that the Marketing Authorization Milestone has a 2.5% chance of being achieved (collectively, the “Probability Adjustment Factors”). Accordingly, at Sigilon’s direction, Lazard adjusted the amount of the CVR payments that will be made in accordance with the CVR Agreement in accordance with the Probability Adjustment Factors, and Lazard analyzed the value of the CVR based on the net present value (“NPV”) of such probability-adjusted payments. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based. Lazard also noted that, due to the unique nature of the business of Sigilon, Lazard did not believe that there were relevant comparable companies.

The bold and underlined language is added to and the struck through language is removed from the second full paragraph on page 37 of the Schedule 14D-9 in the “Opinion of the Financial Advisor to the Company Board” section:

Lazard considered the Probability Adjustment Factors and the NPV of the CVR based upon the revenue forecast and pipeline development timeline set forth in the Forecasts provided to, and approved by Sigilon for use by, Lazard for the purposes of its financial analyses and fairness opinion. For purposes of this analysis, Lazard utilized a discount rate of 14%, based ~~on Lazard’s estimate of Parent’s cost of debt~~ upon its analysis of Sigilon’s weighted average cost of capital (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain Sigilon-specific metrics and metrics for the financial markets generally, including capital structure, levered and unlevered betas for selected comparable publicly traded pre-commercial stage specialty biopharmaceutical companies, market risk and tax rates), to calculate the risk-adjusted and probability-adjusted NPV of potential payments pursuant to the CVR as of June 30, 2023. This resulted in a risk-adjusted and probability adjusted NPV of $7.07 per CVR and, together with the upfront consideration of $14.92, an implied per share equity value of $21.99.

The bold and underlined language is added to and the struck through language is removed from the first full paragraph on page 38 of the Schedule 14D-9 in the “Opinion of the Financial Advisor to the Company Board” section:

In addition, based on the financial forecasts, including underlying assumptions as to the recovery rate of Sigilon’s assets and liabilities, its contractual obligations (assuming a 50% reduction in all programs with Parent, based upon the terms of the Lilly Agreement) and estimated wind-down charges, provided to, and approved by Sigilon for use by, Lazard for the purposes of its financial analyses and fairness opinion, Lazard performed a discounted cash flow analysis of Sigilon based on the present value of forecasted unlevered, after-tax free cash flows ~~for fiscal years 2023~~ through 2045, with no terminal value, in a wind-down scenario, using discount rates ranging from 13.0% to 15.0%, which were chosen by Lazard based upon its analysis of Sigilon’s weighted average cost of capital (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain Company-specific metrics and metrics for the financial markets generally, including capital structure, levered and unlevered betas for selected comparable publicly traded pre-commercial stage specialty biopharmaceutical companies, market risk and tax rates). Lazard calculated implied enterprise value and equity value reference ranges for Sigilon, resulting in an implied aggregate equity value for Sigilon of $20 million to $30 million (rounded to the nearest $5 million) and an implied per share equity value reference range of $12.65 to $16.65 (rounded to the nearest $0.05). Lazard compared this range to the implied per share equity value of $21.99, calculated based on the upfront consideration of $14.92 per share and the combined upfront and risk-adjusted and probability-adjusted NPV of $7.07 per CVR, as described under the heading “Analysis of Consideration” above.

The bold and underlined language is added to the last paragraph on page 38 of the Schedule 14D-9 in the “Opinion of the Financial Advisor to the Company Board” section:

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the two-year period prior to the date of Lazard’s opinion, other than this engagement, Lazard has not been engaged to provide financial advisory or other services to Sigilon or Parent and Lazard has not received any compensation from Sigilon or Parent during this period. Lazard is currently providing certain financial advisory services to a company in which a fund managed by Flagship Ventures Fund V, L.P. has an investment and may in the future provide certain financial advisory services to other companies in which Flagship Ventures Fund V, L.P. is invested, for which Lazard does not expect to ~~may~~ receive any compensation. Lazard in the past has provided certain financial advisory services to Parent and certain of its affiliates for which Lazard has received compensation of approximately $6.1 million within the last three years. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Sigilon and Parent for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Sigilon, Parent and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

The bold and underlined rows are added to the table entitled “Revenue Forecasts—Probability Adjusted” on page 41 of the Schedule 14D-9 in the “Certain Company Management Forecasts” section:

Revenue Forecasts – Probability Adjusted

	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Collaboration Revenue – Lilly[1]	—	—	13	10	7	—	3	1	1	3	3	1	1	1	1	1	1	1	—	—	—	—	—
Total Revenue	—	—	$13	$10	$7	$—	$3	$1	$1	$3	$3	$1	$1	$1	$1	$1	$1	$1	$—	$—	$—	$—	$—
Gross Profit[2]	—	—	$13	$10	$7	$—	$3	$1	$1	$3	$3	$1	$1	$1	$1	$1	$1	$1	$—	$—	$—	$—	$—
Unallocated G&A	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
EBIT[3]	$(3)	$(3)	$10	$7	$4	$(3)	$—	$(2)	$(2)	$—	$—	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(3)	$(3)	$(3)	$(3)	$(3)
Less: Income Taxes		—	—	0	0	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOPAT[4]	$(3)	$(3)	$10	$7	$4	$(3)	$—	$(2)	$(2)	$—	$—	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(3)	$(3)	$(3)	$(3)	$(3)
D&A	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

CapEx		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Change in NWC		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Unlevered FCF	$(3)	$(3)	$10	$7	$4	$(3)	$—	$(2)	$(2)	$—	$—	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(3)	$(3)	$(3)	$(3)	$(3)

The bold and underlined language is added under the “Revenue Forecasts—Probability Adjusted” table on page 41 of the Schedule 14D-9:

Wind-Down Forecasts

In connection with the evaluation of the Offer and the Merger, Management also prepared unaudited non-public projections regarding a wind-down scenario for the Company (“Wind-Down Forecasts”). These financial projections assumed a scenario where the Company wound down and transferred its programs to Lilly by September 2023. They included “high” and “low” scenarios with respect to expected cash balances and related wind-down expenses. The Wind-Down Forecasts are summarized below. All numbers are in millions.

	Low	High
Expected Cash as of June 30 2023	$39.4	$39.4
Operating expenses until September 2023/August 2023 respectively[1]	(3.2)	(2.1)
Estimated Severance	(8.6)	(4.0)
D&O	(2.2)	(1.8)
Lease Break	(3.3)	(1.0)
Other/Miscellaneous	(3.0)	(2.0)
Wind Down Expense	(17.1)	(8.8)
Total Expenses (Undiscounted)	(20.3)	(10.9)
Discount factor (%)	98%	99%
Expected Net Cash as of September 30 2023 (Discounted to today)[1]	$19	$28
Fully Diluted Shares Outstanding	2.5	2.5
Implied Illustrative Value per Share ($)	$7.76	$11.38
Implied Illustrative Value Per Share + Lilly’s Obligation in Case of Material Breach (Reduced by 50%)	$12.67	$16.65

(1)	Dates in the table are anticipated effective dates for the wind-down.

The bold and underlined language is added to and the struck through language is removed from the section “Additional Information Concerning the Forecasts” starting on page 42 of the Schedule 14D-9:

The summary of the Forecasts and the Wind-Down Forecasts is included in this Schedule 14D-9 solely to give the holders of the Shares access to certain financial ~~F~~forecasts that were made available to the Company Board and/or Lazard and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. The Forecasts and the Wind-Down Forecasts were each generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts and the Wind-Down Forecasts are each forward-looking statements.

The Forecasts and the Wind-Down Forecasts each contain non-GAAP financial measures including gross profit, earnings before interest and taxes (“EBIT”), net operating profit after-tax (“NOPAT”) and Unlevered FCF. Management included such measures in the Forecasts and the Wind-Down Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Gross profit, EBIT and NOPAT and Unlevered FCF should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm provided any assistance in preparing the Forecasts or the Wind-Down Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or the Wind-Down Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts or the Wind-Down Forecasts. The PricewaterhouseCoopers LLP report included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 relates solely to the historical financial information of the Company. Such report does not extend to the Forecasts or the Wind-Down Forecasts and should not be read to do so.

By including the Forecasts and the Wind-Down Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the Wind-Down Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts or the Wind-Down Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts or the Wind-Down Forecasts.

The assumptions and estimates underlying the Forecasts and the Wind-Down Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts or the Wind-Down Forecasts, whether or not the Offer and the Merger are completed. In addition, the Forecasts and the Wind-Down Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Forecasts and the Wind-Down Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Forecasts and the Wind-Down Forecasts necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict. The Forecasts and the Wind-Down Forecasts also reflect assumptions and estimates as to certain business decisions that are subject to change. A number of important factors may affect actual results and result in the Forecasts and the Wind-Down Forecasts not being achieved include, including without limitation the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, and described under the section below entitled “Forward-Looking Statements”. The Forecasts and the Wind-Down Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of pre-clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Forecasts and the Wind-Down Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts and the Wind-Down Forecasts were, as noted above, developed for the Company on a standalone basis without giving effect to the Transactions, and therefore the Forecasts do not give effect to the Transactions, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including potential cost synergies to be realized as a result of the Transactions, or to any costs incurred in connection with the Transactions. Furthermore, the Forecasts and the Wind-Down Forecasts do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts and the Wind-Down Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts or the Wind-Down Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts or the Wind-Down Forecasts.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2023	Sigilon Therapeutics, Inc.

	By:	/s/ Rogerio Vivaldi Coelho, M.D.
Name: Rogerio Vivaldi Coelho, M.D.
Title: President and Chief Executive Officer